UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2026

James Manning
Chief Executive Officer
SharonAI Holdings Inc.
745 Fifth Avenue , Suite 500
New York , NY 10151

**Re: SharonAI Holdings Inc.**
**Registration Statement on Form S-1**
**Filed June 5, 2026**
**File No. 333-296559**

Dear James Manning:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim at 202-551-3297 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Greg Carney, Esq.